ENERGY SERVICES OF AMERICA CORPORATION
75 West 3rd Avenue
Huntington, West Virgina 25701

June 12, 2024

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       Energy Services of America Corporation
Registration Statement on Form S-3 (Registration No. 333-280025)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Energy Services of America Corporation, a Delaware corporation, hereby requests that the above-referenced Registration Statement on Form S-3 be declared effective at 3:30 p.m., Eastern time, on June 14, 2024, or as soon thereafter as is practicable.

Very truly yours,

/s/ Charles Crimmel
Charles Crimmel Chief Financial Officer (Duly Authorized Representative)